Exhibit 99(1)

News Release



The Quaker Oats Company
                            Further Information:
                            Investor  :              Media:
Quaker Tower                Margaret Eichman, VP     Mark Dollins, Director
P.O. Box 049001             Investor Relations       Corp. Communications
Chicago, IL  60604-9001     and Corp. Affairs        (312) 222-6914
                            (312) 222-7818


QUAKER CHAIRMAN ANNOUNCES ORGANIZATIONAL CHANGES;

USES COMPETITIVE STRENGTHS TO TARGET ACCELERATED PROFITABLE GROWTH

For immediate release

       CHICAGO, March 12, 1998 -- (NYSE:OAT) Quaker Oats Chairman, President
and   Chief   Executive  Officer  Robert  S.  Morrison   today   announced
organizational changes designed to capitalize on Quaker's competitive strengths in marketing, selling and manufacturing. Morrison said these actions are designed to facilitate faster top-line growth and drive greater cost savings and efficiencies throughout the Company's worldwide operations.
        "The realignment we're announcing today should allow us to exploit the leading capabilities we've developed across all our divisions," Morrison said. "As a management team with a broad base of skills and cross-functional talent, we can focus on accelerating profitable growth and use our size as a competitive advantage."
      Structural changes include removing a layer of executive management from the Company's International and U.S. & Canadian operations, and
realigning  domestic  and  international   business  leaders  into  direct
reporting relationships with the Chairman.
        Under   the   new   structure,   two   International   presidents'
responsibilities will be expanded to include the foods and Gatorade businesses in their respective regions, reporting directly to Morrison. Promoted are Bernardo Wolfson, Vice President and President-Quaker Latin
America, and Cassian Cheung, Vice President and President-Quaker Asia. The head of Quaker's European cereals division, George Sewell, will report to Robert S. Thomason, Quaker's chief financial officer.
      "Getting the results we want from our Asian and Latin American businesses requires a single, integrated management effort, focused on the combined scale of our Quaker and Gatorade equities," Morrison said. "These two executives are aggressive, top performers who have local insight into the consumer, as well as the changing infrastructures and economies in their regions. This experience is critical in rapidly developing markets."
      In U.S. and Canadian operations, several key marketing, supply chain
and  customer  organization  executives also  are  being  promoted.   They
include:   Susan  D.  Wellington to the position  of  Vice  President  and
President - U.S. Beverages; Harry M. Dent to the position of Vice President and President - Ready-to-Eat Cereals; Charles I. Maniscalco to the position of Vice President and President - Snacks; Polly B. Kawalek to the position of Vice President and President - Hot Breakfast; Mark A. Shapiro to the position of Vice President and President -Golden Grain; Russell A. Young to the position of Senior Vice President - Supply Chain; and Terrence B. Mohr to the position of Senior Vice President - Customer Organization.
        Additionally, John A. Boynton, formerly Vice President and Chief Customer Officer of the domestic Foods business, is promoted to Senior Vice President, reporting to the Chairman. In this role, Boynton will have responsibility for helping lead the reorganization effort, with continuing focus on integrating Quaker's Foodservice business into the U.S. Foods organization. Dale Tremblay, Vice President and President - Foodservice, will continue to report to Boynton.
      "The leaders promoted today represent the nucleus of Quaker's highly talented middle management group," Morrison said. "I have great confidence in their abilities to step into senior executive management roles, and profitably grow our businesses."
      "This alignment allows us to apply our best talent and our best practices broadly across Foods and Gatorade. At the same time we'll reduce overhead costs, putting us in a position to pursue profitable
growth more aggressively," Morrison said.  "The power of our brands.   The
strength  of  our  customer organization.  The efficiency  of  our  supply
chain.   The  will to win.  These things form the foundation for  Quaker's future growth and our ability to create value for shareholders."
     The Company's former structure, with executive division heads located in the United States, is less relevant with Quaker's new focus on Foods and Gatorade -- and its need to exploit best practices across each
continent.   As  a result, the individuals in those roles  --  Barbara  R.
Allen,  Executive Vice President - International Foods,  James  F.  Doyle,
Executive Vice President Worldwide Beverages, and Douglas W. Mills, Executive Vice President - U.S. and Canadian Quaker Food Products -- will be leaving the Company. "They are fine executives who have made many contributions and helped groom the talented individuals being promoted today," Morrison said.
      The Company expects an estimated restructuring charge of $15-25 million will ultimately result, as realignment activities take place during the year. These actions are expected to save the Company in the range of $15 to $25 million annually, when completed.

Forward Looking Statements
This announcement contains "forward-looking statements" that are subject to risks and uncertainties. The potential risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
                                   # # #

The Quaker Oats Company press releases are available at no charge through PR Newswire's Company News On-Call Fax Service. For a menu of available Quaker Oats Company press releases or to retrieve a specific release, call 1-800-758-5804, extension 103689. They are also available through the
Internet:  http://www.quakeroats.com.

available at no charge through
  PR Newswire's Company News On-Call Fax Service. For a menu of available Quaker Oats Company press releases or to retrieve a specific release, call 1-800-758-5804, extension 103689. They are also available through the
  Internet:  http://www.quakeroats.com.